Exhibit 1.1

TERM SHEET
WITH RESPECT TO POTENTIAL ACQUISITION OF LION ENERGY, LLC

This binding term sheet (this “Term Sheet”), dated as of February 10, 2026, sets forth the general terms of a potential transaction among Aqua Metals, Inc. (the “Buyer”), on the one hand, and Lion Energy, LLC (the “Company”) and the stockholders of the Company (collectively, the “Stockholders”), on the other hand, involving a potential acquisition by Buyer of all of the issued and outstanding equity interests of the Company, subject to the terms set forth herein (the “Acquisition”). The Buyer, the Company and the Stockholders are collectively referred to as the “Parties,” and individually, the “Party”. This Term Sheet amends, restates and supersedes that Term Sheet dated February 6, 2026 between the Parties relating the subject matter set forth herein.

The Parties acknowledge and agree that this Term Sheet will be memorialized by a more definitive long-form agreement governing the Acquisition among the Parties (the “Acquisition Agreement”) that will include additional customary terms. The Parties, acting reasonably and in good faith, will use commercially reasonable efforts to negotiate the Acquisition Agreement consistent with this Term Sheet and other customary terms, and will use commercially reasonable efforts to execute and deliver such Acquisition Agreement by March 31, 2026. This Term Sheet is intended to be binding solely with respect to the provisions relating to confidentiality, exclusivity, break-up fee, expenses and fees, governing law and venue, and this paragraph, and is otherwise intended only as the non-binding agreement in principle of the Parties to use their good faith commercially reasonable efforts to negotiate and conclude the Acquisition Agreement consistent with this Term Sheet and other customary terms. The consummation of the Acquisition shall be subject to the execution and delivery of the Acquisition Agreement, and the terms of the Acquisition Agreement may contain additional or more detailed provisions than those set forth in this Term Sheet and shall control in the event of any conflict with this Term Sheet. No Party shall have any obligation to consummate the Acquisition unless and until the Acquisition Agreement has been executed and delivered by all Parties.

Reference is made to that certain Mutual Non-Disclosure Agreement, dated September 12, 2025 (as amended, the “Confidentiality Agreement”), by and between Buyer and the Company, which is incorporated herein by reference. For the avoidance of doubt, this Term Sheet and any discussions with respect to the terms hereof shall be kept confidential, subject to the terms of the Confidentiality Agreement. If any Party is advised by counsel that it is necessary to disclose information relating to the proposed Acquisition under applicable law or regulation (the “Disclosure”), such Party shall make the Disclosure only after having advised the other Parties of the intended Disclosure in advance of such Disclosure as to allow such other Parties to review and comment on the proposed Disclosure.

The principal terms relating to the proposed Acquisition are as follows:

Acquisition Structure

Buyer shall acquire all of the issued and outstanding equity interests of the Company, subject to the terms set forth herein. Parties shall endeavor to structure the Acquisition in a manner that optimizes tax outcome for the Parties.

Consideration

The aggregate consideration payable by the Buyer in connection with the Acquisition (the “Aggregate Consideration”) shall be a combination of (i) Cash Consideration (as defined below), (ii) Equity Consideration (as defined below), and (iii) Earn-Out Consideration (as defined below). The Aggregate Consideration shall not exceed One Hundred Million Dollars ($100,000,000) (the “Maximum Consideration”).

An upfront consideration payable by Buyer at the closing of the Acquisition (the “Closing”) shall equal Thirty-Five Million Dollars ($35,000,000) (the “Upfront Consideration”) consisting of (i) Nine Million and Two Hundred Thousand Dollars ($9,200,000) of investment previously made by Buyer in the Company (the “Cash Consideration”) and (ii) Twenty-Five Million and Eight Hundred Thousand Dollars ($25,800,000) of common stock, par value $0.001 per share, of Buyer (the “Equity Consideration”).

In addition to the Upfront Consideration, Stockholders shall be eligible to receive an earn-out consideration of up to Sixty-Five Million Dollars ($65,000,000) (the “Earn-Out Consideration”), which shall be contingent upon post-Closing performance as described below in section entitled “Earn-Out”.

Equity Consideration; Exchange Ratio

The number of equity securities of Buyer to be issued as Equity Consideration (“Base Share Number”) shall equal (i) $35 million value, less the $9.2 million of Cash Consideration, divided by (ii) Buyer’s Volume Weighted Average Price (“VWAP”) over the 20 trading days preceding the Closing date (the “Closing Price”).

Earn-Out

The measurement period subject to the Earn-Out Consideration shall be twelve (12) consecutive full calendar months following the Closing date (the “Earn-Out Period”). Determination of the Earn-Out Consideration shall be based on cumulative results for the Earn-Out Period. Buyer shall deliver to the Company a written statement setting forth its calculation of the Earn-Out Consideration and will pay the Earn-Out Consideration within 30 days after determination. Any disputes about Buyer’s calculation of the Earn-Out Consideration shall be resolved pursuant to customary independent accountant review provisions to be set forth in the Acquisition Agreement. Additionally, the Stockholders may, at their own discretion, request and review financial performance of the Company on a quarterly basis for monitoring purposes.

Earn-Out Consideration shall be calculated based on a weighted performance score derived from: (i) seventy percent (70%) based on cumulative revenue performance (“Revenue Performance Factor” or “RF”) and (ii) thirty percent (30%) based on cumulative EBITDA margin performance (“EBITDA Performance Factor” or “EF”), as follows:

Earn-Out Consideration = $65,000,000 x ((RF x 0.70) + (EF x 0.30))

For purposes of calculating the Earn-Out Consideration, the following Revenue Performance Factor (RF) and EBITDA Performance Factor (EF) shall be used:

Revenue Performance Factor*

	RF	=	Revenue – 55,000,000
85,000,000

* Revenue shall mean cumulative revenue of the Company recognized during the Earn-Out Period in accordance with U.S. GAAP, including ASC 606 and standard matching principles.

No Earn-Out Payment shall be made by the Buyer if the Revenue is below Fifty-Five Million Dollars ($55,000,000).

EBITDA Performance Factor**

If EBITDA is less than 0, then EF shall be 0.

If EBITDA Margin ranges between 0% to 8%, then EF shall be 0.

If EBITDA Margin ranges between 8% to 12%, then

	EF	=	EBITDA Margin – 8%
4%

If EBITDA Margin is greater than 12%, then

	EF	=	1 + α + (EBITDA Margin – 12%)

** “EBITDA Margin” shall equal EBITDA of the Company divided by Revenue, and α (alpha) shall equal 0.10. “EBITDA” means earnings before interest, taxes, depreciation, and amortization, calculated in accordance with U.S. GAAP, consistently applied.

No changes in accounting policies, reserves, classifications, or estimation methodologies shall be made for the purpose of impacting RF or EF, other than changes required by US GAAP or applicable law, without the Buyer’s prior written consent.

Interim Financing; Forbearance Agreement

Concurrent with the execution of this Term Sheet, Buyer shall make $4.2 million of financing available to the Company pursuant to the Subordinated, Last-Out Participation Agreement to be entered into between Buyer and GRC SPV Investments, LLC and related Amendment and Forbearance Agreement by and among Buyer, the Company and GRC SPV Investments, LLC, among others.

Company Audited Financial Statements

The Company shall deliver to Buyer financial statements of the Company for the fiscal years ended December 31, 2025 and 2024, prepared in accordance with U.S. GAAP and audited in accordance with AICPA standards, no later than February 20, 2026, in form and substance reasonably satisfactory to Buyer.

Representations, Warranties; Covenants; Indemnification	The Acquisition Agreement shall include customary representations, warranties, covenants and indemnification for an acquisition transaction of this nature.
Employee Matters

As a condition to Closing, Tyler Hortin, Ryan Mackerell, Troy Asberry, and Brady Hoggan (collectively, the “Key Employees”) shall each enter into an employment agreement on terms that are mutually acceptable to the respective Key Employee and Buyer.

From the date hereof until at least twelve (12) months after the Closing, Buyer shall use its commercially reasonable efforts to retain the current composition of its senior management team, including Steve Cotton, Eric West, and Benjamin Taecker.

As a condition to Closing, Buyer shall make available to the Key Employees a long-term incentive program that is substantially similar to Buyer’s senior management at Closing.

Resale; Lock-Up

Promptly following the Closing, Buyer shall prepare and file with the SEC a registration statement of Buyer registering the resale by the Stockholders of the Equity Consideration in connection with the Acquisition and use commercially reasonable efforts to cause the applicable registration statement to be declared effective no later than 90 days after Closing.

Concurrently with the execution of the Acquisition Agreement, the Stockholders shall enter into lock-up agreements, pursuant to which such Stockholders will be subject to customary lock-up provisions for a 180-day period following the Closing date, subject to customary exceptions to be agreed in the definitive agreements.

Governance

Immediately following the Closing, the board of directors of the combined company shall be comprised of (5) members, consisting of (i) three (3) existing independent directors of Buyer, (ii) Steve Cotton, and (iii) Jimmy Ge.

Following the Closing, the board of directors of the combined company shall identify up to two (2) additional independent directors, any appointment to be subject to Buyer’s existing corporate governance and director nomination process and compliance with applicable Nasdaq, SEC rules and other requirements governing directors.

Post-Closing Growth Capital	The first Ten Million Dollars ($10,000,000) of capital raised by Buyer post-Closing shall be earmarked for the Company’s near-term growth initiatives.
Series X Preferred Stock*

*This “Series X Preferred Stock” provision shall be applicable to the Parties and the Acquisition if and only if at the time of the Closing, the Base Share Number, as may be adjusted, would exceed more than 45% of the outstanding shares of common stock of Buyer immediately following the Closing.

If applicable, the Series X Preferred Stock shall have the following rights, preferences and privileges:

Conversion: Each share of Series X Preferred Stock shall automatically convert into one share of Buyer common stock on the third (3rd) anniversary of the Closing. The Series X Preferred Stock shall not be convertible at the option of the holder, except as provided below.

Voting Rights: Except as otherwise required by law, the Series X Preferred Stock shall not have voting rights. However, as long as any shares of Series X Preferred Stock are outstanding, Buyer will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series X Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series X Preferred Stock or alter or amend its charter documents, if such action would adversely alter or change the rights, preferences and privileges of the Series X Preferred Stock, (ii) issue additional shares of Series X Preferred Stock or increase or decrease (other than by automatic conversion) the number of authorized shares of Series X Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing.

Dividends: Holders of Series X Preferred Stock shall be entitled to receive dividends on shares of Series X Preferred Stock equal, on an as-converted-to-common-stock basis, and in the same form as dividends actually paid on shares of Buyer common stock.

Liquidation and Dissolution: The Series X Preferred Stock shall rank on parity with Buyer common stock, on an as-converted-to-common-stock basis, upon any such liquidation, dissolution or winding-up of Buyer, which would include any sale of Buyer.

Anti-Dilution: There shall be anti-dilution protection provisions such that at any time and from time to time prior to the third anniversary of the Closing, to the extent that the Stockholders’ aggregate voting power falls below 45% for any reason, the Series X Preferred Stock will automatically convert into Buyer common stock in such amount (including by partial conversions) as necessary so that the Stockholders, in the aggregate, maintain 45% of the outstanding voting power of Buyer.

In the proposed Acquisition, AQMS shall issue to the Stockholders the Base Share Number than in shares of Buyer common stock representing 45% of the outstanding voting power of Buyer common stock immediately after the Closing, plus a number of shares of Series X Preferred Stock equal to the shares of common stock the Stockholders would be entitled to based on the final valuation analysis (and without regard to the aforementioned 45% cap) less the shares of common stock to be issued based on the aforementioned 45% cap; provided further that the shares of Buyer common stock to be issued to Jimmy Ge and his affiliates at Closing would not represent more than 40% of the outstanding shares of Buyer common stock immediately after the Closing, with any excess voting power necessary to achieve the aggregate 45% Stockholders’ voting position allocated among the other Stockholders.

Financing Condition

As a condition to Closing, the Company shall have in place, simultaneously with the consummation of the Acquisition, a fully executed and funded asset-based lending facility or similar credit facility (an “ABL”) providing for aggregate committed availability of not less than Twenty-Five Million Dollars ($25,000,000). The ABL shall be on terms reasonably acceptable to Buyer, remain in full force and effect following the Closing, and provide sufficient ongoing liquidity to support the combined company’s operations following the Acquisition. Buyer will cooperate in good faith with the Company’s efforts to obtain the ABL.

Failure to close the ABL concurrently with the Acquisition shall discharge Buyer of any obligation to consummate the Acquisition, unless such failure results primarily from Buyer’s breach of the terms of the Acquisition Agreement.

Closing Conditions

The consummation of the Acquisition shall be subject to: (i) receipt of a fairness opinion by Buyer’s board of directors in connection with its approval of the Acquisition Agreement; (ii) completion of quality of earnings and market/commercial diligence the results of which are not materially inconsistent with the financial, operational, and commercial information previously provided by the Company (diligence shall include, among other areas, financial, accounting, operational, supply chain and supplier, commercial, environmental, legal, tax, managerial and executive personnel, customer and end market, and related party transaction reviews); (iii) closing of the ABL simultaneously with the Closing (as described in the above section entitled “Financing Condition”);(iv) execution of a supply and offtake agreement with American Battery Factory Inc.;(v) Nasdaq approval of the Buyer’s listing of the shares to be issued to the Stockholders; (vi) the Parties’ determination, based on the advice of the Parties’ respective independent auditors, that that Buyer will be treated as the accounting acquirer under U.S. GAAP and SEC accounting rules; and (vii) receipt of all required board and stockholder approvals.

The Acquisition Agreement shall include customary Closing conditions, including, without limitation, (i) delivery of the Closing deliverables referenced herein and other customary deliverables (e.g., duly executed payoff letters); (ii) receipt of material, third-party consents; (iii) there being no Material Adverse Effect (as such term would be defined in the Acquisition Agreement) since the effective date of the Acquisition Agreement until Closing; and (iv) termination of any related party arrangements.

Documentation	Counsel for Buyer would prepare initial drafts of the Acquisition Agreement and the ancillary agreements referenced therein.
Expenses and Fees

All fees and expenses of the Company or Buyer owed to any attorney, broker, investment banker, accountant, or other third party in connection with the Acquisition would be borne by the party incurring the fee or expense.

Exclusivity; Break-Up Fee

From the date hereof until May 31, 2026 (the “Exclusivity Period”), none of the Company or the Stockholders will, directly or indirectly, through any officer, director, employee, agent or otherwise, (i) participate in any negotiations in connection with, or solicit, initiate or encourage submission of inquiries, proposals or offers from any potential buyer (other than Buyer) relating to, the disposition of all or substantially all of the Company’s assets or business or the acquisition of a majority of the outstanding equity of the Company (an “Acquisition Transaction”); (ii) enter into any agreement (other than with Buyer) relating to a possible Acquisition Transaction; or (iii) furnish or authorize any agent or representative to furnish any non-public information concerning this Term Sheet or the transactions contemplated hereby to any party other than to its representatives or as may be required by applicable law or regulations or with the prior written consent of Buyer. The Company will promptly notify the Buyer during the Exclusivity Period of the receipt by the Company of any unsolicited inquiry, proposal or offer from any potential buyer relating to a possible Acquisition Transaction (without disclosing the terms or the identity of the third party) and will refrain from engaging in negotiations or providing any information during the Exclusivity Period.

In the event that the Company or any of the Stockholders breaches this exclusivity provision or enters into, consummates, or agrees to consummate an Acquisition Transaction with a third party during the Exclusivity Period, the Company shall pay Buyer a break-up fee of One Million Dollars ($1,000,000). The Parties acknowledge and agree that such amount represents a reasonable and good-faith estimate of the costs, expenses, and internal and external resources incurred by Buyer (including professional fees and opportunity costs) in connection with the proposed Acquisition and is intended as liquidated damages, not as a penalty.

Governing Law; Venue

This Term Sheet will be governed by Delaware law and any and all disputes arising out of this Term Sheet shall be submitted to the exclusive jurisdiction of the state and federal courts located in the District of Delaware.

[Signature Page Follows]

ACKNOWLEDGED AND AGREED as of this 10th day of February, 2026.

BUYER:

AQUA METALS, INC.,
a Delaware corporation

By:	/s/ Steve Cotton

Name:	Steve Cotton
Title:	CEO and President

COMPANY:

LION ENERGY, LLC,
a Utah limited liability company

By:	/s/ Tyler Hortin

Name:	Tyler Hortin
Title:	CEO

STOCKHOLDERS:

/s/ Zhenfang Ge
Zhenfang Ge

/s/ Spencer Frank Davis
The Davis Legacy Trust dated October 25, 2021
Spencer Frank Davis, Trustee

/s/ Tyler Hortin
Tyler Hortin

Signature Page to Term Sheet